Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2017.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive financial and operating covenants, interest rates, dividends, and acquisitions and dispositions of aircraft. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include but are not limited to those described under Item 3 “Key Information — Risk Factors” and elsewhere in our Annual Report on Form 20-F, for the year ended December 31, 2017.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “Fly Acquisition III” refers to our subsidiary, Fly Acquisition III Limited; (4) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (5) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (6) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP, collectively; (7) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (8) the term “GAAM” refers to Global Aviation Asset Management; and (9) the term “AirAsia Transactions” refers to the pending acquisition by Fly of (i) a portfolio of 34 Airbus A320-200 aircraft and seven engines, on operating leases, from AirAsia Berhad (“AirAsia”) and its subsidiary, Asia Aviation Capital Limited (“AACL”) in 2018, (ii) the portfolio of 21 Airbus A320neo family aircraft on operating leases to AirAsia and its affiliated airlines (the “AirAsia Group”) to be acquired as the aircraft deliver between 2019 and 2021 and (iii) the options to purchase an additional 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering as early as 2019.

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements

Fly Leasing Limited
Consolidated Balance Sheets

AT JUNE 30, 2018 (UNAUDITED) AND DECEMBER 31, 2017 (AUDITED)
(Dollars in thousands, except par value data)

	June 30, 2018	December 31, 2017
Assets
Cash and cash equivalents	$406,508	$329,105
Restricted cash and cash equivalents	59,616	127,710
Rent receivables	2,351	2,059
Investment in unconsolidated subsidiary	4,462	8,196
Investment in finance lease, net	13,391	13,946
Flight equipment held for operating lease, net	2,871,824	2,961,744
Maintenance rights	124,134	131,299
Deferred tax assets, net	9,193	9,943
Fair value of derivative assets	10,033	2,643
Other assets, net	50,337	8,970
Total assets	$3,551,849	$3,595,615

Liabilities
Accounts payable and accrued liabilities	$23,569	$18,305
Rentals received in advance	15,514	14,968
Payable to related parties	2,695	2,084
Security deposits	48,103	49,689
Maintenance payment liability	266,179	244,151
Unsecured borrowings, net	616,793	615,922
Secured borrowings, net	1,907,259	2,029,675
Deferred tax liability, net	37,086	30,112
Fair value of derivative liabilities	2,663	7,344
Other liabilities	43,740	39,656
Total liabilities	2,963,601	3,051,906

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 27,983,352 shares issued and outstanding at June 30, 2018 and December 31, 2017	28	28
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	479,637	479,637
Retained earnings	102,599	68,624
Accumulated other comprehensive income (loss), net	5,984	(4,580)
Total shareholders’ equity	588,248	543,709
Total liabilities and shareholders’ equity	$3,551,849	$3,595,615

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017 (UNAUDITED)
(Dollars in thousands, except per share data)

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Revenues
Operating lease revenue	$99,324	$79,209	$186,400	$157,912
Finance lease revenue	171	185	345	373
Equity earnings (loss) from unconsolidated subsidiary	(358)	127	(246)	252
Gain on sale of aircraft	2,945	—	2,945	—
Interest and other income	591	311	1,984	561
Total revenues	102,673	79,832	191,428	159,098

Expenses
Depreciation	33,895	33,074	67,628	65,125
Interest expense	33,644	31,890	66,567	63,723
Selling, general and administrative	6,369	7,978	14,979	16,270
Loss (gain) on derivatives	(1,309)	424	(520)	373
Loss on modification and extinguishment of debt	898	1,885	898	2,429
Maintenance and other costs	936	758	1,714	1,230
Total expenses	74,433	76,009	151,266	149,150
Net income before provision for income taxes	28,240	3,823	40,162	9,948
Provision for income taxes	3,896	943	6,188	2,016
Net income	$24,344	$2,880	$33,974	$7,932

Weighted average number of shares:
Basic	27,983,352	31,364,594	27,983,352	31,802,107
Diluted	28,045,890	31,388,034	28,023,419	31,838,737
Earnings per share:
Basic and Diluted	$0.87	$0.09	$1.21	$0.25
Dividends declared and paid per share	$—	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Comprehensive Income

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017 (UNAUDITED)
(Dollars in thousands)

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Net income	$24,344	$2,880	$33,974	$7,932
Other comprehensive income, net of tax
Change in fair value of derivatives, net of deferred tax (1)	7,350	(456)	8,801	1,149
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax (2)	1,042	324	1,764	637
Comprehensive income	$32,736	$2,748	$44,539	$9,718

(1)
The associated deferred tax expense was $1.0 million and $1.3 million for the three and six months ended June 30, 2018, respectively. The associated deferred tax benefit was $0.1 million and deferred tax expense was $0.2 million for the three and six months ended June 30, 2017, respectively.

(2)
The associated deferred tax expense was $0.1 million for each of the three and six months ended June 30, 2018. The associated deferred tax expense was $32,000 and $0.1 million for the three and six months ended June 30, 2017, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017 (UNAUDITED)
(Dollars in thousands)

	Six months ended
	June 30, 2018	June 30, 2017
Cash Flows from Operating Activities
Net income	$33,974	$7,932
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in loss (earnings) from unconsolidated subsidiary	246	(252)
Gain on sale of aircraft	(2,945)	—
Finance lease revenue	(345)	(373)
Depreciation	67,628	65,125
Amortization of debt discounts and debt issuance costs	3,961	4,090
Amortization of lease incentives	4,644	3,646
Amortization of lease premiums, discounts and other items	281	183
Amortization of GAAM acquisition fair value adjustments	528	622
Loss on modification and extinguishment of debt	898	2,429
Unrealized foreign exchange loss (gain)	(456)	1,528
Provision for deferred income taxes	6,327	1,988
(Gain) loss on derivatives	(74)	229
Maintenance payment liability and maintenance rights recognized into earnings	(9,965)	—
Distributions from unconsolidated subsidiary	2,212	—
Cash receipts from maintenance rights	3,013	—
Changes in operating assets and liabilities:
Rent receivables	(2,766)	(601)
Other assets	(2,212)	(287)
Payable to related parties	(2,168)	(6,197)
Accounts payable, accrued liabilities and other liabilities	2,005	248
Net cash flows provided by operating activities	104,786	80,310
Cash Flows from Investing Activities
Distributions from unconsolidated subsidiary	1,275	—
Rent received from finance lease	900	980
Purchase of flight equipment	(69,258)	(279,044)
Proceeds from sale of aircraft, net	99,339	—
Deposit for AirAsia transactions	(30,000)	—
Payments for aircraft improvement	(170)	(5,157)
Payments for lessor maintenance obligations	(817)	(6,782)
Net cash flows provided by (used in) investing activities	1,269	(290,003)
Cash Flows from Financing Activities
Security deposits received	1,417	5,424
Security deposits returned	(3,549)	(1,080)
Maintenance payment liability receipts	38,830	35,455
Maintenance payment liability disbursements	(2,104)	(8,905)
Debt modification and extinguishment costs	(12)	(498)
Debt issuance costs	(5,534)	(64)
Proceeds from secured borrowings	49,288	147,179
Repayment of secured borrowings	(175,035)	(99,423)
Shares repurchased	—	(25,493)
Net cash flows (used in) provided by financing activities	$(96,699)	$52,595

Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017 (UNAUDITED)
(Dollars in thousands)

	Six months ended
	June 30, 2018	June 30, 2017

Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	$(47)	$188
Net increase (decrease) in unrestricted and restricted cash and cash equivalents	9,309	(156,910)
Unrestricted and restricted cash and cash equivalents at beginning of period	456,815	612,087
Unrestricted and restricted cash and cash equivalents at end of period	$466,124	$455,177

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$406,508	$335,473
Restricted cash and cash equivalents	59,616	119,704
Unrestricted and restricted cash and cash equivalents	$466,124	$455,177

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Notes to Consolidated Financial Statements
For the three and six months ended June 30, 2018

1. ORGANIZATION

Fly Leasing Limited (“Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Fly was formed to acquire, finance, lease and sell commercial jet aircraft directly or indirectly through its subsidiaries (Fly and its subsidiaries collectively, the "Company").

Although Fly is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if it was organized under the laws of Ireland.

In accordance with Fly’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of Fly’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to Fly which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in Fly’s amended and restated bye-laws, have no voting rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. Fly directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, the Company consolidates a Variable Interest Entity (“VIE”). Fly is deemed the primary beneficiary when it has both the power to direct the activities of the VIE that most significantly impact the economic performance of such VIE, and it bears the significant risk of loss and participates in gains of the VIE. All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company's interim financial statements reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, the Company's interim financial statements should be read in conjunction with its Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 14, 2018 (the "2017 Annual Report"). The results of operations for the three and six months ended June 30, 2018 are not necessarily indicative of those for a full fiscal year.

The Company has one operating and reportable segment which is aircraft leasing.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, liabilities and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board (the "FASB") issued its new lease guidance, ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. FASB has decided that lessors will be precluded from recognizing selling profit and revenue at lease commencement for any finance lease that does not transfer control of the underlying asset to the lessee. In addition, the new guidance will require lessors to capitalize, as initial direct costs, only those costs that are incurred in connection with the execution of a lease. Any other costs incurred, including allocated indirect costs, will no longer be capitalized and instead will be expensed as incurred. As of June 30, 2018, the Company had approximately $2.0 million of unamortized lease costs. The guidance will be effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption is permitted. The new guidance must be adopted using the modified retrospective method. The Company is progressing in its assessment of the impact of ASC 842 and is concurrently gathering business requirements for the implementation of ASC 842. The Company plans to adopt the guidance effective January 1, 2019.

In August 2017, FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815). ASU 2017-12 is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. Under the guidance, if a cash flow hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income and reclassified to earnings when the hedged item impacts earnings. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. Additional disclosures include cumulative basis adjustments for fair value hedges and the effect of hedging on individual income statement line items. The guidance will be effective for annual reporting periods (including interim periods) beginning after December 15, 2018, and early adoption will be permitted. The Company plans to adopt the guidance effective January 1, 2019.

In July 2018, FASB issued new guidance to provide entities with relief from the costs of implementing certain aspects of the new leases standard, ASU 2016-02, Leases (Topic 842). Under a new transition method, entities can elect to not restate comparative periods presented in financial statements in the period of adoption. Instead, a reporting entity would:

•	Initially apply the new lease requirements at the effective date, and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption

•	Continue to report comparative periods presented in the financial statements in the period of adoption under current GAAP

•	Provide the required disclosures under ASC 840, Leases, for all periods presented under ASC 840

The FASB also issued a new practical expedient that allows lessors to elect not to separate lease and associated lease components within a contract if the following conditions are met:

•	The timing and pattern of transfer for the non-lease component and the associated lease component are the same; and

•	The stand-alone lease component would be classified as an operating lease if accounted for separately.

The new transition method does not impact the manner of adoption. An entity must still apply the modified transition approach when implementing the new guidance. The Company plans to adopt the guidance effective January 1, 2019.

3. SUPPLEMENTAL DISCLOSURE TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
	June 30, 2018	June 30, 2017
	(Dollars in thousands)
Cash paid during the period for:
Interest	$59,620	$58,242
Taxes	3,880	1,912
Noncash Activities:
Maintenance payment liability applied to rent receivables	2,475	—
Other liabilities applied to maintenance payment liability, security deposits, and rent receivables	1,140	690
Noncash Investing Activities:
Aircraft improvement	8,257	192
Noncash activities in connection with sale of aircraft	1,893	—
Noncash activities in connection with purchase of aircraft	3,578	10,546

4. INVESTMENT IN FINANCE LEASE

At June 30, 2018 and December 31, 2017, the Company had one investment in finance lease, which had an implicit interest rate of 5%. During the three and six months ended June 30, 2018, the Company recognized finance lease revenue totaling $0.2 million and $0.3 million, respectively. During the three and six months ended June 30, 2017, the Company recognized finance lease revenue totaling $0.2 million and $0.4 million, respectively.

The Company’s net investment in finance lease consisted of the following (dollars in thousands):

	June 30, 2018	December 31, 2017
Total minimum lease payments receivable	$12,300	$13,200
Estimated unguaranteed residual value of leased asset	4,227	4,227
Unearned finance income	(3,136)	(3,481)
Net Investment in Finance Lease	$13,391	$13,946

5. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE, NET

As of June 30, 2018, the Company had 84 aircraft held for operating lease on lease to 44 lessees in 26 countries. As of December 31, 2017, the Company had 84 aircraft held for operating lease, of which 82 aircraft were on lease to 43 lessees in 27 countries, and two aircraft were off-lease.

During the six months ended June 30, 2018, the Company purchased two aircraft held for operating lease, and capitalized $65.7 million. During the six months ended June 30, 2017, the Company purchased five aircraft held for operating lease, and capitalized $289.6 million.

The Company sold two aircraft held for operating lease during the three and six months ended June 30, 2018 and recognized a gain on sale of aircraft of $2.9 million in each period. The Company did not sell any aircraft held for operating lease during the three or six months ended June 30, 2017.

As of June 30, 2018 and December 31, 2017, flight equipment held for operating lease, net, consisted of the following (dollars in thousands):

	June 30, 2018	December 31, 2017
Cost	$3,525,255	$3,574,202
Accumulated depreciation	(653,431)	(612,458)
Flight equipment held for operating lease, net	$2,871,824	$2,961,744

The Company capitalized $8.4 million and $5.3 million of major maintenance expenditures for the six months ended June 30, 2018 and 2017, respectively.

The classification of the net book value of flight equipment held for operating lease, net and operating lease revenue by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

The distribution of the net book value of flight equipment held for operating lease by geographic region is as follows (dollars in thousands):

	June 30, 2018		December 31, 2017
Europe:
United Kingdom	$177,054	6%	$128,116	4%
Spain	172,092	6%	175,593	6%
Turkey	96,956	3%	135,764	5%
Other	244,492	9%	251,345	8%
Europe — Total	690,594	24%	690,818	23%

Asia and South Pacific:
India	618,135	22%	601,072	20%
Philippines	263,284	9%	268,504	9%
Indonesia	243,021	8%	204,840	7%
China	181,774	6%	186,083	6%
Other	172,090	6%	152,371	5%
Asia and South Pacific — Total	1,478,304	51%	1,412,870	47%

Mexico, South and Central America — Total	77,098	3%	162,274	6%

North America:
United States	143,071	5%	147,580	5%
Other	50,763	2%	52,182	2%
North America — Total	193,834	7%	199,762	7%

Middle East and Africa:
Ethiopia	317,977	11%	322,896	11%
Other	114,017	4%	116,273	4%
Middle East and Africa — Total	431,994	15%	439,169	15%
Off-Lease — Total	—	0%	56,851	2%
Total flight equipment held for operating lease, net	$2,871,824	100%	$2,961,744	100%

The distribution of operating lease revenue by geographic region for the three months ended June 30, 2018 and 2017 is as follows (dollars in thousands):

	Three months ended
	June 30, 2018		June 30, 2017
Europe:
United Kingdom	$7,848	8%	$7,555	10%
Spain	4,345	4%	1,694	2%
Turkey	2,598	3%	4,292	5%
Other	7,803	8%	9,449	12%
Europe — Total	22,594	23%	22,990	29%

Asia and South Pacific:
India	30,721	31%	15,499	20%
Philippines	7,768	8%	7,434	9%
Indonesia	7,244	7%	2,918	4%
China	5,653	6%	5,655	7%
Other	5,279	5%	4,666	6%
Asia and South Pacific — Total	56,665	57%	36,172	46%

Mexico, South and Central America — Total	2,777	3%	4,392	5%

North America:
United States	4,415	4%	4,415	6%
Other	1,561	2%	1,559	2%
North America — Total	5,976	6%	5,974	8%

Middle East and Africa:
Ethiopia	7,505	7%	7,504	9%
Other	3,807	4%	2,177	3%
Middle East and Africa — Total	11,312	11%	9,681	12%

Total Operating Lease Revenue	$99,324	100%	$79,209	100%

The distribution of operating lease revenue by geographic region for the six months ended June 30, 2018 and 2017 is as follows (dollars in thousands):

	Six months ended
	June 30, 2018		June 30, 2017
Europe:
United Kingdom	$15,124	8%	$15,111	10%
Spain	8,578	5%	3,035	2%
Turkey	6,538	4%	8,613	5%
Other	15,615	8%	19,722	12%
Europe — Total	45,855	25%	46,481	29%

Asia and South Pacific:
India	47,805	26%	30,771	19%
Philippines	15,384	8%	14,824	9%
Indonesia	14,165	8%	5,072	3%
China	11,305	6%	11,305	7%
Other	10,167	5%	9,360	7%
Asia and South Pacific — Total	98,826	53%	71,332	45%

Mexico, South and Central America — Total	7,169	4%	8,783	6%

North America:
United States	8,809	5%	8,836	6%
Other	3,123	1%	3,117	2%
North America — Total	11,932	6%	11,953	8%

Middle East and Africa:
Ethiopia	15,009	8%	15,009	10%
Other	7,609	4%	4,354	2%
Middle East and Africa — Total	22,618	12%	19,363	12%

Total Operating Lease Revenue	$186,400	100%	$157,912	100%

In each of the three and six months ended June 30, 2018 and 2017, the Company had one customer (Air India) that accounted for 10% or more of total operating lease revenue.

The Company places a lessee on non-accrual status when it has determined that it is not probable that the economic benefits of the lease will be received by the Company. At each of June 30, 2018 and 2017, there was no lessee on non-accrual status.

End of lease income and amortization of lease incentives recognized during the three and six months ended June 30, 2018 and 2017 are as follows (dollars in thousands):

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
End of lease income	$12,612	$—	$12,997	$1,239
Amortization of lease incentives	(2,361)	(1,871)	(4,644)	(3,646)

As of each of June 30, 2018 and December 31, 2017, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 6.3 years.

6. MAINTENANCE RIGHTS

Changes in maintenance right assets, net of maintenance right liabilities, during the six months ended June 30, 2018 and 2017 are as follows (dollars in thousands):

	Six months ended
	June 30, 2018	June 30, 2017
Maintenance rights, net beginning balance	$131,299	$101,969
Acquisitions	6,216	4,447
Capitalized to aircraft improvements	(8,209)	(193)
Maintenance rights recognized into earnings	(2,159)	—
Cash receipts from maintenance rights	(3,013)	—
Maintenance rights, net ending balance	$124,134	$106,223

7. UNSECURED BORROWINGS

	Balance as of
	June 30, 2018	December 31, 2017
	(dollars in thousands)
Outstanding principal balance:
2021 Notes	$325,000	$325,000
2024 Notes	300,000	300,000
Total outstanding principal balance	625,000	625,000
Unamortized debt discounts and loan costs	(8,207)	(9,078)
Unsecured borrowings, net	$616,793	$615,922

On October 3, 2014, Fly sold $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). On October 16, 2017, Fly sold $300.0 million aggregate principal amount of unsecured 5.250% Senior Notes due 2024 (the “2024 Notes”).

The 2021 Notes and 2024 Notes are unsecured obligations of Fly and rank pari passu in right of payment with any existing and future senior indebtedness of Fly. The 2021 Notes have a maturity date of October 15, 2021 and the 2024 Notes have a maturity date of October 15, 2024.

Interest on the 2021 Notes and 2024 Notes is payable semi-annually on April 15 and October 15 of each year. As of June 30, 2018 and December 31, 2017, accrued interest on unsecured borrowings totaled $7.7 million.

Pursuant to the indentures governing the 2021 Notes and 2024 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. The Company is also subject to certain operating covenants, including reporting requirements. The Company’s failure to comply with any of the covenants under the indentures governing the 2021 Notes or 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2021 Notes or 2024 Notes obtain an investment grade rating. As of June 30, 2018, the Company was not in default under the indentures governing the 2021 Notes or the 2024 Notes.

For more information about Fly's unsecured borrowings, refer to Note 10 of the 2017 Annual Report.

8. SECURED BORROWINGS

The Company’s secured borrowings, net as of June 30, 2018 and December 31, 2017 are presented below (dollars in thousands):

	Outstanding principal balance as of		Weighted average interest rate(1) as of
	June 30, 2018(2)	December 31, 2017(2)	June 30, 2018	December 31, 2017	Maturity date
Securitization Notes	$96,028	$101,551	2.95%	3.06%	November 2033
Nord LB Facility	121,547	153,176	4.92%	4.47%	November 2018
CBA Facility	45,216	49,080	4.52%	5.53%	October 2020
Term Loan	418,969	431,271	5.16%	4.25%	February 2023
Magellan Acquisition Limited Facility	318,497	331,768	4.14%	3.15%	December 2025
Fly Acquisition III Facility	131,286	86,520	3.67%	3.41%	February 2022
Fly Aladdin Acquisition Facility	—	—	—	—	June 2020 / June 2023
Other Aircraft Secured Borrowings	801,007	905,525	4.37%	3.83%	September 2019-June 2028
Unamortized debt discounts and loan costs	(25,291)	(29,216)
Total secured borrowings, net	$1,907,259	$2,029,675	4.43%	3.84%

(1)	Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.

(2)	As of June 30, 2018 and December 31, 2017, accrued interest on secured borrowings totaled $6.7 million and $6.6 million, respectively.

The Company is subject to restrictive covenants under its secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of its aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

The Company’s loan agreements include events of default that are customary for these types of secured borrowings. The Company’s failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of the Company’s loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

As of June 30, 2018, the Company was not in default under any of its secured borrowings.

For more information about the Company's secured borrowings, refer to Note 11 of the 2017 Annual Report.

Securitization Notes

As of June 30, 2018, Fly’s subsidiary, B&B Air Funding, had $96.0 million principal amount outstanding on its aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by nine aircraft. The final maturity date of the Securitization Notes is November 14, 2033. The Securitization Notes are non-recourse obligations to Fly.

The Securitization Notes bear interest at an adjustable interest rate equal to the current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the provider of a financial guaranty insurance policy and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. Interest and any principal payments due are payable monthly.

All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes, is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including interest, interest rate swap payments, and the fees to the policy provider in accordance with those agreements.

B&B Air Funding is subject to operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Securitization Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale.

Nord LB Facility

As of June 30, 2018, the Company had $121.5 million principal amount outstanding under its non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by five aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits. The loans under the Nord LB Facility bear interest at one-month LIBOR plus 3.30%. The Nord LB Facility matures on November 14, 2018, and the Company is in discussions with the lender to extend the maturity date.

Under the terms of the Nord LB Facility, the Company applies 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event the Company sells any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by the Company will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

CBA Facility

As of June 30, 2018, the Company had $45.2 million principal amount outstanding under its debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. Fly has guaranteed all payments under the CBA Facility. These loans are cross-collateralized and contain cross-default provisions. The final maturity date of each of the four loans is October 28, 2020.

The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the financed aircraft is equal to or greater than 80%, the Company will be required to pay cash collateral in an amount sufficient to reduce this ratio to less than 80%.

Borrowings under the CBA Facility accrue interest at a fixed interest rate.

The CBA Facility includes certain operating covenants, including reporting requirements. A breach of the covenants could result in the acceleration of outstanding indebtedness under the CBA Facility, and exercise of remedies available in relation to the collateral.

Term Loan

As of June 30, 2018, the Company had $419.0 million principal amount outstanding under its senior secured term loan (the “Term Loan”), which was secured by 30 aircraft. Fly has guaranteed all payments under the Term Loan. The final maturity date of the Term Loan is February 9, 2023.

The Term Loan bears interest at three-month LIBOR, plus a margin of 2.00%. The Term Loan can be prepaid in whole or in part at par.

The Term Loan requires that the Company maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers. The Term Loan also includes other customary covenants, including reporting requirements and maintenance of credit ratings.

Magellan Acquisition Limited Facility

On December 8, 2017, Fly, through a wholly-owned subsidiary, entered into a term loan facility with a consortium of lenders (the “Magellan Acquisition Limited Facility”) providing for loans and notes with a final maturity date of December 8, 2025. As of June 30, 2018, the Company had $318.5 million principal amount outstanding under the Magellan Acquisition Limited Facility which was secured by nine aircraft. Fly has guaranteed all payments under this facility.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain an initial loan-to-value ratio of less than or equal to 75% based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers. A violation of any of these covenants could result in a default under the Magellan Acquisition Limited Facility. In addition, upon the occurrence of certain conditions including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee.

Fly Acquisition III Facility

In February 2016, Fly, through a wholly-owned subsidiary, entered into a revolving $385.0 million credit facility (the “Fly Acquisition III Facility”) to finance the acquisition of eligible aircraft. The Fly Acquisition III Facility has an availability period expiring on February 26, 2019 and a maturity date of February 26, 2022. Fly has guaranteed all payments under the facility.

As of June 30, 2018, the Company had $131.3 million principal amount outstanding, which was secured by six aircraft.

The Company pays a commitment fee of 0.50% per annum on a monthly basis to each lender on the undrawn amount of its commitment until the termination of the availability period; provided that at any time from and after March 26, 2017 through the end of the availability period, the commitment fee will increase to 0.75% per annum if at least 50% of the total amount of commitments have not been drawn.

The interest rate under the facility is based on one-month LIBOR plus an applicable margin. The applicable margin is 2.00% through the expiration of the availability period and will increase to 2.50% from February 27, 2019 through February 26, 2020, and 3.00% from February 27, 2020 through the maturity date of the facility.

The Fly Acquisition III Facility contains financial and operating covenants, including covenants that Fly maintain a tangible net worth of at least $325.0 million and that Fly Acquisition III maintain a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit maintenance reserves and security deposits received from lessees into accounts pledged to the security trustee.

 Fly Aladdin Acquisition Facility

On June 15, 2018, Fly, through its wholly-owned subsidiaries, entered into a term loan facility with a consortium of lenders (the “Fly Aladdin Acquisition Facility”) to finance the acquisition of 29 Airbus A320-200 aircraft on operating leases to the AirAsia Group, and one Airbus A320-200 aircraft on operating lease to a third-party airline (see Note 14). The Company paid aggregate arrangement and commitment fees of approximately $5.1 million to the lenders upon entering into the facility. Additional arrangement fees of approximately $4.5 million will be payable upon drawing funds thereunder.

The Fly Aladdin Acquisition Facility provides for borrowings of an aggregate of $574.5 million, including $143.6 million Series A loans with a final maturity date of June 15, 2020, and $430.9 million Series B loans with a final maturity date of June 15, 2023. The Company may elect, at any time prior to May 16, 2020, to extend the maturity date in respect of Series A loans having an original principal amount no greater than 40% of the original drawn amount to January 15, 2021. As of June 30, 2018, the Company had not drawn under the facility (see Note 17).

The interest rate on the loans is based on three-month LIBOR, plus an applicable margin of 1.50% per annum for the Series A loans, 1.80% per annum for the Series B loans, and 2.50% per annum during the extension term for any Series A loans that the Company elects to extend. The Company will make scheduled quarterly payments of principal and interest on each loan in accordance with a fixed amortization schedule.

Borrowings will be secured by the aircraft and related leases, and the shares in the aircraft owning and leasing entities. In addition, Fly has provided a guaranty of certain of the representations, warranties and covenants under the Fly Aladdin Acquisition Facility (including, without limitation, the borrowers’ special purpose covenants), as well as the Company's obligations, upon the occurrence of certain conditions, to deposit maintenance reserves and security deposits received into pledged accounts.

The borrowers are required to maintain (i) a debt service coverage ratio of at least 1.15:1.00, (ii) an initial loan-to-value ratio equal to 72.5% and (iii) that 85% of aircraft financed under the facility are utilized by (i) being on lease, (ii) having been subject to a lease in the previous six months or (iii) being subject to a letter of intent for a re-lease or sale. The tests in (ii) and (iii) will be based on the average of the most recent half-life adjusted current market value of all aircraft financed under the facility, as determined by three independent appraisers on a semi-annual basis. Upon the occurrence of (i) a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, (ii) an event of default that is continuing under the Fly Aladdin Acquisition Facility, or (iii) a default under any mortgage, indenture or instrument under which there is issued, or which secures or evidences, any recourse indebtedness of the Company in an aggregate principal amount exceeding $50.0 million, Fly will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Upon the occurrence of a breach, on any payment date, of the loan-to-value ratio or the utilization test described above, and certain other events, all cash collected will be applied to repay the outstanding principal balance of the Series A and Series B loans until such breach is cured.

The Fly Aladdin Acquisition Facility contains geographic and single lessee concentration limits, which apply upon the acquisition, sale, removal or substitution of an aircraft, as well as aircraft type eligibility for any aircraft substitution. Upon the sale of an aircraft, the borrowers may substitute an Airbus A320 or A321 model aircraft on operating lease to the AirAsia Group into the Fly Aladdin Acquisition Facility subject to certain conditions. The facility also includes certain customary covenants, including reporting requirements. A violation of any of these covenants could result in a default under the Fly Aladdin Acquisition Facility.

Other Aircraft Secured Borrowings

The Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of June 30, 2018, the Company had $801.0 million principal amount outstanding of other aircraft secured borrowings, which was secured by 18 aircraft. Of this amount, $452.8 million was recourse to Fly.

These borrowings are structured as individual loans secured by pledges of the Company’s rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from September 2019 to June 2028.

9. DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments on loans associated with aircraft with fixed rate rentals. As of June 30, 2018, the Company had $1.1 billion of floating rate debt associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on either the one-month or three-month LIBOR applied to the notional amounts over the life of the contracts. As of June 30, 2018 and December 31, 2017, the Company had interest rate swap contracts with notional amounts aggregating $0.9 billion and $0.7 billion, respectively. The unrealized fair value gain on the interest rate swap contracts, reflected as derivative assets, was $8.9 million and $2.6 million as of June 30, 2018 and December 31, 2017, respectively. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $2.7 million and $7.3 million as of June 30, 2018 and December 31, 2017, respectively.

During the six months ended June 30, 2018, Fly entered into interest rate derivative contracts to partially lock-in the interest rate on anticipated future borrowings associated with the AirAsia Transactions (see Note 8). The unrealized fair value gain of these interest rate derivative contracts, reflected as derivative assets, was $0.2 million as of June 30, 2018. The unrealized fair value loss of these interest rate derivative contracts, reflected as derivative liabilities, was $0.6 million as of June 30, 2018.

To mitigate its exposure to foreign currency exchange fluctuations, the Company entered into a cross currency swap contract in 2018 in conjunction with a lease in which a portion of the lease rental is denominated in Euros. Pursuant to such cross currency swap, the Company receives U.S. dollars based on a fixed conversion rate through the maturity date of the swap contract. As of June 30, 2018, the Company had a Euro cross currency swap contract with a notional amount of $91.2 million. The unrealized fair value gain, reflected as a derivative asset, was $0.9 million.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves and credit spreads.

Designated Derivatives

The Company's cross currency swap and certain of its interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

As of June 30, 2018, the Company had the following designated derivative instruments classified as derivative assets on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Market Value	Gain Recognized in Accumulated Comprehensive Loss	Ineffectiveness Loss Recognized into Earnings
Interest rate swap contracts	20	11/14/18-12/8/25	0.99%-4.30%	$656,390	$9,026	$7,902	$(7)
Accrued interest				—	(61)	—	—
Sub-total	20			$656,390	$8,965	$7,902	$(7)

Type	Quantity	Maturity Date	Contracted Fixed Conversion Rate to U.S. Dollar	Total Contracted USD to be Received	Credit Risk Adjusted Fair Market Value	Gain Recognized in Accumulated Comprehensive Loss	Ineffectiveness Loss Recognized into Earnings
Cross currency swap contract	1	11/26/25	1 EURO to $1.3068	$91,228	$898	$785	$—
Accrued rent				—	15	—	—
Sub-total	1			$91,228	$913	$785	$—

Total - designated derivative assets	21			$747,618	$9,878	$8,687	$(7)

Dedesignated and Undesignated Derivatives

Certain of the Company’s interest rate swap contracts no longer qualify for hedge accounting and have been dedesignated. At June 30, 2018, the Company had an accumulated other comprehensive loss, net of tax, of $2.7 million, which is being amortized over the term of the interest rate swap contracts. During the three and six months ended June 30, 2018, $1.1 million and $1.9 million, respectively, was recognized as interest expense.

Fly did not designate as an accounting hedge the interest rate derivative contracts entered into during the six months ended June 30, 2018 to partially lock-in the interest rate on anticipated future borrowings associated with the AirAsia Transactions. Changes in the fair value of undesignated derivative instruments are recognized as gain or loss on derivatives in each reporting period.

As of June 30, 2018, the Company had the following dedesignated and undesignated derivative instruments classified as derivative assets on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Market Value	Ineffectiveness Gain Recognized into Earnings
Interest rate swap contracts	3	9/4/18	2.73%-2.76%	$—	$155	$155
Accrued interest				—	—	—
Total – dedesignated and undesignated derivative assets	3			$—	$155	$155

As of June 30, 2018, the Company had the following dedesignated and undesignated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Market Value	Ineffectiveness Gain Recognized into Earnings
Interest rate swap contracts	4	10/1/18-2/9/19	2.87%-3.47%	$272,109	$(2,221)	$1,957
Accrued interest				—	(442)	—
Total – dedesignated and undesignated derivative liabilities	4			$272,109	$(2,663)	$1,957

10. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia, Singapore, Labuan and Malta that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Historically, most of the Company’s operating income has been trading income in Ireland.

The Company's effective tax rates were 13.8% and 15.4% for the three and six months ended June 30, 2018, respectively, and 24.7% and 20.3% for the three and six months ended June 30, 2017, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by the Company in different tax jurisdictions. The Company recognizes a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not (likelihood of more than 50 percent) that some portion, or all, of its deferred tax asset will not be realized. Future realization of a deferred tax asset depends on the existence of sufficient taxable income of the appropriate character in the carryforward period under the tax law.

The Company had no unrecognized tax benefits as of June 30, 2018 or December 31, 2017.

11. SHAREHOLDERS’ EQUITY

In November 2017, Fly’s board of directors approved a $50.0 million share repurchase program expiring in December 2018. Under this program, Fly may make share repurchases from time to time in the open market or in privately negotiated transactions. During the six months ended June 30, 2018, Fly did not repurchase any shares.

During the six months ended June 30, 2017, Fly repurchased 2,081,471 shares at an average price of $13.06 per share, or $27.2 million, before commissions and fees.

12. SHARE-BASED COMPENSATION

On April 29, 2010, Fly adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. Fly has issued all shares available under the 2010 Plan. Since June 30, 2015, all SARs and RSUs granted under the 2010 Plan have vested. At June 30, 2018, there were 796,980 SARs outstanding and exercisable at a weighted average exercise price of $12.74 per share.

13. EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per common share using the two-class method, in which dividends attributable to SARs are deducted from net income in determining net income attributable to common shareholders (dollars in thousands, except per share data):

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Numerator
Net income attributable to common shareholders	$24,344	$2,880	$33,974	$7,932
Denominator
Weighted average shares outstanding-Basic	27,983,352	31,364,594	27,983,352	31,802,107
Dilutive common equivalent shares:
SARs	62,538	23,440	40,067	36,630
Weighted average shares outstanding-Diluted	28,045,890	31,388,034	28,023,419	31,838,737
Earnings per share:
Basic
Distributed earnings	$—	$—	$—	$—
Undistributed income	$0.87	$0.09	$1.21	$0.25
Basic earnings per share	$0.87	$0.09	$1.21	$0.25
Diluted
Distributed earnings	$—	$—	$—	$—
Undistributed income	$0.87	$0.09	$1.21	$0.25
Diluted earnings per share	$0.87	$0.09	$1.21	$0.25

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.

SARs granted by Fly that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 12). Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested SARs during the period.

14. COMMITMENTS AND CONTINGENCIES

Residual Value Guarantee

In 2016, Fly entered into agreements with third-party lessors to guarantee the residual value of three aircraft subject to twelve-year leases (“RVGs”). Fly received residual value guarantee fees totaling $6.6 million, which are being amortized over a twelve-year period. The third-party lessors may exercise their rights under the RVGs by issuing a notice to Fly eleven months before each lease expiry date requiring Fly to purchase the aircraft on such date. The RVGs will terminate if not exercised accordingly. During each of the three and six months ended June 30, 2018 and 2017, Fly recognized $0.1 million and $0.3 million of income, respectively.

AirAsia Transactions

On February 28, 2018, the Company entered into definitive agreements with respect to the AirAsia Transactions. Under the terms of the agreements, the Company will acquire a portfolio of 33 Airbus A320-200 aircraft and seven engines on operating leases to the AirAsia Group, and one Airbus A320-200 aircraft on operating lease to a third-party airline (“Portfolio A”).  The Company paid a $30.0 million deposit into escrow as security for its obligations under the Portfolio A purchase agreement.  This deposit is recorded on the Company’s balance sheet in “Other assets, net”.  AirAsia will receive approximately $1.0 billion in cash and 3,333,333 common shares newly issued by Fly in the form of ADSs, at a price of $15.00 per share, in consideration for Portfolio A. The common shares acquired by AirAsia will be subject to lock-up arrangements through 2021, and voting and standstill arrangements, and will be entitled to registration rights. (See Note 17.)

In addition to the Portfolio A transaction, the Company agreed to acquire 21 Airbus A320neo family aircraft on operating leases to the AirAsia Group as the aircraft deliver between 2019 and 2021 (“Portfolio B”).  The Company also will acquire the option to purchase an additional 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering as early as 2019 (“Portfolio C”).

The AirAsia Transactions were approved by AirAsia's shareholders at an extraordinary meeting held on May 14, 2018.

15. RELATED PARTY TRANSACTIONS

With respect to aircraft financed by the Securitization Notes, BBAM is entitled to receive (i) a rent fee equal to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month and (ii) a sales fee of 1.5% of the aggregate gross proceeds in respect of any aircraft sold. BBAM also is entitled to an administrative agency fee from B&B Air Funding of $20,000 per month, subject to an annual CPI adjustment.

With respect to all other aircraft, BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per aircraft per month. Under the Term Loan, the Magellan Acquisition Limited Facility, the Fly Acquisition III Facility and the Fly Aladdin Acquisition Facility, BBAM also is entitled to an administrative fee of $10,000 per month. In addition, BBAM is entitled to receive an acquisition fee of 1.5% of the gross acquisition cost for any aircraft purchased and a disposition fee of 1.5% of the gross proceeds for any aircraft sold.

For the three and six months ended June 30, 2018, BBAM received servicing and administrative fees totaling $3.7 million and $7.3 million, respectively. For the three and six months ended June 30, 2017, BBAM received servicing and administrative fees totaling $3.2 million and $6.4 million, respectively.

During the three and six months ended June 30, 2018, the Company incurred origination fees, payable to BBAM totaling $0.4 million and $1.0 million, respectively. During the three and six months ended June 30, 2017, the Company incurred origination fees, payable to BBAM totaling $4.3 million.

During the three and six months ended June 30, 2018, the Company incurred disposition fees of $1.7 million in connection with the sale of two aircraft. The Company did not sell any aircraft during the three and six months ended June 30, 2017.

Fly pays an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of the Company’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of the Company’s aircraft portfolio in excess of $2.0 billion, with a minimum management fee of $5.0 million. The management fee also is subject to an annual CPI adjustment applicable to the prior calendar year. For the three and six months ended June 30, 2018, the Company incurred management fees of $1.9 million and $3.7 million, respectively. For the three and six months ended June 30, 2017, the Company incurred management fees of $1.6 million and $3.1 million, respectively.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

Where available, the fair value of the Company’s notes payable and debt facilities is based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of its credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in an unconsolidated subsidiary and flight equipment held for operating lease, net. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value and the Company determines that the decline is other-than-temporary (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment and use Level 3 inputs which include assumptions as to future cash flows associated with the use of an aircraft and eventual disposition of such aircraft. The Company will record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. The Company did not record any impairment during the three and six months ended June 30, 2018 or June 30, 2017.

The carrying amounts and fair values of the Company’s debt instruments are as follows (dollars in thousands):

	As of June 30, 2018		As of December 31, 2017
	Principal Amount Outstanding	Fair Value	Principal Amount Outstanding	Fair Value
Securitization Notes	$96,028	$90,626	$101,551	$95,839
Nord LB Facility	121,547	121,547	153,176	153,176
CBA Facility	45,216	45,216	49,080	49,080
Term Loan	418,969	418,466	431,271	431,271
Magellan Acquisition Limited Facility	318,497	318,497	331,768	331,768
Fly Acquisition III Facility	131,286	131,286	86,520	86,520
Fly Aladdin Acquisition Facility	—	—	—	—
Other Aircraft Secured Borrowings	801,007	801,007	905,525	905,525
2021 Notes	325,000	336,375	325,000	339,235
2024 Notes	300,000	301,500	300,000	301,500

As of June 30, 2018 and December 31, 2017, the categorized derivative assets and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows (dollars in thousands):

	Level 1	Level 2	Level 3	Total
June 30, 2018:
Derivative assets	—	$10,033	—	$10,033
Derivative liabilities	—	2,663	—	2,663
December 31, 2017:
Derivative assets	—	$2,643	—	$2,643
Derivative liabilities	—	7,344	—	7,344

17. SUBSEQUENT EVENTS

Subsequent to June 30, 2018, 12 Airbus A320-200 aircraft were transferred in partial completion of the AirAsia Transactions for a total of 13 Airbus A320-200 aircraft from Portfolio A. These aircraft were financed in part by borrowings of $213.4 million under the Fly Aladdin Acquisition Facility, and $16.3 million under the Fly Acquisition III Facility. The remaining 21 Airbus A320-200 aircraft and seven engines in Portfolio A are expected to transfer in the third quarter of 2018.

On July 11, 2018, Fly entered into a securities purchase agreement (the "Onex Securities Purchase Agreement") with Meridian Aviation Partners Limited ("Meridian"), and certain other affiliates of Onex Corporation (together with Meridian and its other affiliates, “Onex”), and on July 13, 2018, issued and sold to Onex 666,667 of its common shares in the form of ADSs, at a purchase price of $15.00 per share, in a private placement transaction. Also, on July 11, 2018, Fly entered into a securities purchase agreement (the “Summit Securities Purchase Agreement”) with Summit Aviation Holdings LLC (“Summit”), and on July 13, 2018, issued and sold to members of the management team of BBAM LP 666,667 of its common shares in the form of ADSs, at a purchase price of $15.00 per share, in a private placement transaction.  All Fly common shares held by Onex, and the newly issued Fly common shares held by members of the management team of BBAM LP, are subject to a 180-day lock-up from the date of issuance.

On July 18, 2018, Fly entered into a subscription agreement (the “AirAsia Subscription Agreement” and, together with the Onex Securities Purchase Agreement and the Summit Securities Purchase Agreement, the “Securities Purchase Agreements”) with AirAsia Group Berhad ("AAGB"), parent company to AirAsia, and AirAsia, pursuant to which Fly will issue 3,333,333 of its common shares in the form of ADSs, valued at $15.00 per share, to AAGB, in connection with the AirAsia Transactions. This transaction is expected to close during the third quarter of 2018. The Fly common shares to be issued to AAGB will be subject to lock-up restrictions until 2021, as well as voting and standstill undertakings until AAGB and its affiliates own less than 10% of Fly’s outstanding shares.  Fly has agreed to register the common shares issued and sold pursuant to the Securities Purchase Agreements for resale with the Securities and Exchange Commission.

On July 31, 2018, the Company entered into a recourse secured borrowing in the amount of $122.5 million to finance an unencumbered aircraft. The Company expects to use the loan proceeds to pay-off the CBA Facility and an aircraft secured borrowing.

Subsequent to June 30, 2018, the Company sold one Airbus A319-100 aircraft.

Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2017. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note.”

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft, which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three and six months ended June 30, 2018, we had net income of $24.3 million and $34.0 million or diluted earnings per share of $0.87 and $1.21, respectively. Net cash flows provided by operating activities for the six months ended June 30, 2018 totaled $104.8 million. For the six months ended June 30, 2018, net cash flows provided by investing activities totaled $1.3 million and net cash flows used in financing activities totaled $96.7 million.

AirAsia Transactions

On February 28, 2018, we entered into definitive agreements with respect to the AirAsia Transactions. Under the terms of the agreements, we will acquire a portfolio of 33 Airbus A320-200 aircraft and seven engines on operating leases to the AirAsia Group, and one Airbus A320-200 aircraft on operating lease to a third-party airline (“Portfolio A”). We paid a $30.0 million deposit into escrow as security for our obligations under the Portfolio A purchase agreement. AirAsia Group Berhad ("AAGB"), parent company to AirAsia, will receive approximately $1.0 billion in cash and 3,333,333 newly issued common shares in the form of ADSs, at a price of $15.00 per share, in consideration for Portfolio A.

In addition to the Portfolio A transaction, we agreed to acquire 21 Airbus A320neo family aircraft on operating leases to the AirAsia Group as the aircraft deliver between 2019 and 2021 (“Portfolio B”). We also will acquire the option to purchase an additional 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering as early as 2019 (“Portfolio C”).

The AirAsia Transactions were approved by AirAsia's shareholders at an extraordinary meeting held on May 14, 2018.

As of August 23, 2018, a total of 13 Airbus A320-200 aircraft in Portfolio A have been transferred. The remaining 21 Airbus A320-200 aircraft and seven engines in Portfolio A are expected to transfer in the third quarter of 2018.

In connection with the AirAsia Transactions, on July 13, 2018, we issued and sold a total of 1,333,334 of our common shares in the form of ADSs, at a purchase price of $15.00 per share, to affiliates of Onex Corporation and members of the management team of BBAM LP in private placement transactions, for aggregate proceeds of $20.0 million. In addition, on July 18, 2018, we entered into a subscription agreement with AAGB, parent company to AirAsia, and AirAsia, pursuant to which we will issue 3,333,333 of our common shares in the form of ADSs, valued at $15.00 per share, to AAGB, in connection with the AirAsia Transactions. This transaction is expected to close during the third quarter of 2018. All of our common shares held by Onex, and our newly issued common shares held by members of the management team of BBAM LP, are subject to a 180-day lock-up from the date of issuance. Our common shares to be issued to AAGB will be subject to lock-up restrictions until 2021, as well as voting and standstill undertakings until AAGB and its affiliates own less than 10% of our outstanding shares. We have agreed to register the common shares described above for resale with the Securities and Exchange Commission.

Market Conditions

The airline industry has been profitable every year since 2012 and airline profitability is expected to continue in 2018 amid strengthening global economic activity. Global passenger air traffic grew by 7.6% in 2017 and load factors were at record levels for the year. Although at a slightly slower pace, the upward trend in passenger volume has continued in 2018. Further, utilization remains strong and the parked fleet is steady at less than 4% for aircraft under 20 years old. Competition remains strong in the sale lease-back market and aircraft values generally remain stable.

Long term, we believe the overall positive trends in world air traffic and demand for commercial aircraft will continue to drive growth in the aircraft leasing market. Aircraft manufacturers are increasing the production rates of their narrow-body aircraft and certain of their wide-body aircraft, as airlines continue to transition to new models.

Despite the favorable market conditions, the airline industry is cyclical, and macroeconomic, geopolitical and other risks may negatively impact airline profitability or create unexpected volatility in the aircraft leasing market. Although we expect the overall airline industry to remain profitable, profits are not uniformly distributed among airlines, and certain airlines, particularly smaller airlines and start-up carriers, may struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis. In addition, an increase in new aircraft production rates by aircraft manufacturers may reduce the demand for used aircraft, leading to a reduction in the lease rates and the values of used aircraft, or may create a condition of oversupply should demand falter.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2017.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of income of Fly for the three and six months ended June 30, 2018 and 2017.

Consolidated Statements of Income for the three months ended June 30, 2018 and 2017

	Three months ended
	June 30, 2018	June 30, 2017
	(Dollars in thousands)
Revenues
Operating lease revenue	$99,324	$79,209
Finance lease revenue	171	185
Equity earnings (loss) from unconsolidated subsidiary	(358)	127
Gain on sale of aircraft	2,945	—
Interest and other income	591	311
Total revenues	102,673	79,832
Expenses
Depreciation	33,895	33,074
Interest expense	33,644	31,890
Selling, general and administrative	6,369	7,978
Loss (gain) on derivatives	(1,309)	424
Net loss on modification and extinguishment of debt	898	1,885
Maintenance and other costs	936	758
Total expenses	74,433	76,009
Net income before provision for income taxes	28,240	3,823
Provision for income taxes	3,896	943
Net income	$24,344	$2,880

As of June 30, 2018, we had 85 aircraft in our portfolio, 84 of which were held for operating lease, and one was recorded as an investment in finance lease. As of June 30, 2017, we had 81 aircraft in our portfolio, of which 80 were held for operating lease and one was recorded as an investment in finance lease.

	Three months ended		Increase/
	June 30, 2018	June 30, 2017	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$89,215	$81,181	$8,034
End of lease income	12,612	—	12,612
Amortization of lease incentives	(2,361)	(1,871)	(490)
Amortization of lease premiums, discounts & other	(142)	(101)	(41)
Total operating lease revenue	$99,324	$79,209	$20,115

For the three months ended June 30, 2018, operating lease revenue totaled $99.3 million, an increase of $20.1 million compared to the three months ended June 30, 2017. The increase was primarily due to (i) recognition of end of lease income totaling $12.6 million in 2018, (ii) an increase of $11.9 million from aircraft purchased in 2017 and 2018, and (iii) an increase of $1.5 million related to leases with floating rate rents. The increase was partially offset by (i) a decrease of $2.6 million from lower lease rates on lease extensions and remarketings, (ii) a decrease of $2.7 million in lease revenue from aircraft sold in 2017 and 2018, and (iii) an increase of $0.5 million in amortization of lease incentives, lease discounts and other.

Equity loss from unconsolidated subsidiary was $0.4 million for the three months ended June 30, 2018, compared to equity earnings of $0.1 million for the three months ended June 30, 2017. During the second quarter of 2018, Fly Z/C LP entered into an agreement to sell the aircraft associated with its finance lease receivable, in connection with which we recorded an impairment of this asset.

During the three months ended June 30, 2018, we sold two aircraft and recognized a gain on sale of aircraft of $2.9 million. We did not sell any aircraft during the three months ended June 30, 2017.

Depreciation expense during the three months ended June 30, 2018 was $33.9 million, compared to $33.1 million for the three months ended June 30, 2017, an increase of $0.8 million. The increase was primarily due to depreciation on aircraft acquired in 2017 and 2018. This increase was partially offset by a reduction in depreciation on aircraft sold in 2017 and 2018.

Interest expense totaled $33.6 million and $31.9 million for the three months ended June 30, 2018 and 2017, respectively. The increase of $1.7 million was primarily due to additional secured borrowings and increases in LIBOR. This increase was partially offset by a reduction in interest due to debt repayments and refinancings which lowered the applicable interest rate on the refinanced debt.

Selling, general and administrative expenses were $6.4 million and $8.0 million for the three months ended June 30, 2018 and 2017, respectively. The decrease of $1.6 million was primarily due to an unrealized foreign exchange gain of $0.9 million during the three months ended June 30, 2018, compared to an unrealized foreign exchange loss of $1.3 million during the three months ended June 30, 2017. This decrease was partially offset by an increase of $0.7 million in servicing and management fees paid to BBAM due to the growth in the aircraft portfolio.

For the three months ended June 30, 2018, we recognized a gain on derivatives of $1.3 million compared to a loss of $0.4 million for the three months ended June 30, 2017. During the three months ended June 30, 2018, we recognized a gain of $1.2 million associated with the mark-to-market of interest rate swaps which were not designated as accounting hedges.

Debt extinguishment costs totaled $0.9 million and $1.9 million for the three months ended June 30, 2018 and 2017, respectively. The debt extinguishment costs incurred during the three months ended June 30, 2018 were due to debt payoffs associated with aircraft sales. During the three months ended June 30, 2017, we wrote off $1.4 million of unamortized loan costs and debt discounts as debt extinguishment costs in connection with the amendment of the Term Loan in April 2017.

Provision for income taxes was $3.9 million and $0.9 million for the three months ended June 30, 2018 and 2017, respectively. We are a tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rate was 13.8% and 24.7% for the three months ended June 30, 2018 and 2017, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by us in different tax jurisdictions.

Consolidated Statements of Income for the six months ended June 30, 2018 and 2017

	Six months ended
	June 30, 2018	June 30, 2017
	(Dollars in thousands)
Revenues
Operating lease revenue	$186,400	$157,912
Finance lease revenue	345	373
Equity earnings (loss) from unconsolidated subsidiary	(246)	252
Gain on sale of aircraft	2,945	—
Interest and other income	1,984	561
Total revenues	191,428	159,098
Expenses
Depreciation	67,628	65,125
Interest expense	66,567	63,723
Selling, general and administrative	14,979	16,270
Loss (gain) on derivatives	(520)	373
Net loss on modification and extinguishment of debt	898	2,429
Maintenance and other costs	1,714	1,230
Total expenses	151,266	149,150
Net income before provision for income taxes	40,162	9,948
Provision for income taxes	6,188	2,016
Net income	$33,974	$7,932

	Six months ended		Increase/
	June 30, 2018	June 30, 2017	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$178,328	$160,502	$17,826
End of lease income	12,997	1,239	11,758
Amortization of lease incentives	(4,644)	(3,646)	(998)
Amortization of lease premiums, discounts & other	(281)	(183)	(98)
Total operating lease revenue	$186,400	$157,912	$28,488

For the six months ended June 30, 2018, operating lease revenue totaled $186.4 million, an increase of $28.5 million compared to the six months ended June 30, 2017. The increase was primarily due to (i) an increase of $24.8 million from aircraft purchased in 2017 and 2018, (ii) an increase of $2.4 million related to leases with floating rate rents and (iii) an increase of $11.8 million from end of lease income. The increase was partially offset by (i) a decrease of $6.1 million from lower lease rates on lease extensions and remarketings, (ii) a decrease of $3.3 million in lease revenue from aircraft sold in 2017 and 2018, and (iii) an increase of $1.1 million in amortization of lease incentives, lease discounts and other.

Equity loss from unconsolidated subsidiary was $0.2 million for the six months ended June 30, 2018, compared to equity earnings of $0.3 million for the six months ended June 30, 2017. During the second quarter of 2018, Fly Z/C LP entered into an agreement to sell the aircraft associated with its finance lease receivable, in connection with which we recorded an impairment of this asset.

During the six months ended June 30, 2018, we sold two aircraft and recognized a gain on sale of aircraft of $2.9 million. We did not sell any aircraft during the six months ended June 30, 2017.

Depreciation expense during the six months ended June 30, 2018 was $67.6 million, compared to $65.1 million for the six months ended June 30, 2017, an increase of $2.5 million. The increase was primarily due to depreciation on aircraft acquired in 2017 and 2018. This increase was partially offset by a reduction in depreciation on aircraft sold in 2017 and 2018.

Interest expense totaled $66.6 million and $63.7 million for the six months ended June 30, 2018 and 2017, respectively. The increase of $2.8 million was primarily due to additional secured borrowings and increases in LIBOR. This increase was partially offset by a reduction in interest due to debt repayments and refinancings which lowered the applicable interest rate on the refinanced debt.

Selling, general and administrative expenses were $15.0 million and $16.3 million for the six months ended June 30, 2018 and 2017, respectively. The decrease of $1.3 million was primarily due to an unrealized foreign exchange gain of $0.5 million during the six months ended June 30, 2018, compared to an unrealized foreign exchange loss of $1.5 million during the three months ended June 30, 2017. Transaction costs also decreased by $1.3 million during the six months ended June 30, 2018, compared to the six months ended June 30, 2017. These decreases were partially offset by an increase in servicing and management fees paid to BBAM of $1.4 million due to the fleet growth.

For the six months ended June 30, 2018 and 2017, we recognized gains of $0.5 million and losses of $0.4 million on derivatives, respectively. During the six months ended June 30, 2018, we recognized a gain of $0.9 million associated with the mark-to-market of interest rate swaps which were dedesignated. This was partially offset by losses recognized on mark-to-market derivative contracts.

During the six months ended June 30, 2018 and 2017, debt extinguishment costs totaled $0.9 million and $2.4 million, respectively. The debt extinguishment costs incurred during the six months ended June 30, 2018 were due to debt payoffs associated with aircraft sales. During the six months ended June 30, 2017, we wrote off $1.9 million of unamortized loan costs and debt discounts as debt extinguishment costs in connection with the amendment of the Term Loan in April 2017.

Provision for income taxes was $6.2 million and $2.0 million for the six months ended June 30, 2018 and 2017, respectively. We are a tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rate was 15.4% and 20.3% for the six months ended June 30, 2018 and 2017, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by us in different tax jurisdictions.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of fleet growth. Since the beginning of 2013, we have spent approximately $3.3 billion to acquire 68 aircraft. In the first quarter of 2018, we entered into definitive agreements to acquire a total of 55 Airbus narrow-body aircraft and seven engines on operating leases, and options to purchase an additional 20 Airbus narrow-body aircraft, not subject to lease, in the AirAsia Transactions.

We also have pursued opportunistic aircraft sales to rejuvenate our fleet. Since 2015, we have sold 74 aircraft generating $859.4 million of cash after repayment of the associated debt.

We finance our business with cash generated from operating leases, aircraft sales and debt financings. At June 30, 2018, we had $406.5 million of unrestricted cash. We also had four unencumbered aircraft with an aggregate book value of $250.2 million.

In recent years, our debt financing strategy has been to diversify our lending sources and to utilize both secured and unsecured debt financing. Unsecured borrowings provide us with greater operational flexibility. Secured, recourse debt financing enables us to take advantage of favorable pricing and other terms compared to non-recourse debt. In addition, we continue to utilize secured, non-recourse indebtedness under our debt facilities and other aircraft secured borrowings. In connection with the AirAsia Transactions, we entered into a secured term loan facility with a consortium of lenders that provides for borrowings of an aggregate of $574.5 million to finance the acquisition of aircraft.

On July 31, 2018, we entered into a recourse secured borrowing in the amount of $122.5 million to finance an unencumbered aircraft.  We expect to use the loan proceeds to pay-off the CBA Facility and an aircraft secured borrowing.

In recent years, we have pursued a strategy of share repurchases, and in 2017 we repurchased 4,274,569 of our common shares. In connection with the AirAsia Transactions, on July 13, 2018, we issued and sold a total of 1,333,334 of our common shares, at a purchase price of $15.00 per share, to affiliates of Onex Corporation and members of the management team of BBAM LP in private placement transactions, for aggregate proceeds of $20.0 million. In addition, on July 18, 2018, we entered into a subscription agreement with AAGB, parent company to AirAsia, and AirAsia, pursuant to which we will issue 3,333,333 of our common shares in the form of ADSs, valued at $15.00 per share, to AAGB, in connection with the AirAsia Transactions. This transaction is expected to close during the third quarter of 2018.

Our sources of operating cash flows are principally distributions and interest payments made to us by our subsidiaries. These payments by our subsidiaries may be restricted by applicable local laws and debt covenants.

We expect that these funds, together with our cash on hand, cash from operations, and cash from other financing activities, including aircraft sales, will satisfy our liquidity needs through at least the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 14, 2018 (the "2017 Annual Report").

Cash Flows for the six months ended June 30, 2018 and 2017

We generated cash from operations of $104.8 million and $80.3 million for the six months ended June 30, 2018 and 2017, respectively, an increase of $24.5 million.

Cash provided by investing activities was $1.3 million for the six months ended June 30, 2018. Cash used in investing activities was $290.0 million for the six months ended June 30, 2017. During the six months ended June 30, 2018, we used $69.3 million of cash to purchase two aircraft and made a $30.0 million deposit in connection with the AirAsia Transactions. During the six months ended June 30, 2017, we used $279.0 million of cash to purchase five aircraft. Net proceeds received from the sale of aircraft was $99.3 million for the six months ended June 30, 2018. We did not sell any aircraft during the six months ended June 30, 2017. Payments for lessor maintenance obligations totaled $0.8 million and $6.8 million for the six months ended June 30, 2018 and 2017, respectively.

Cash used in financing activities for the six months ended June 30, 2018 totaled $96.7 million. Cash provided by financing activities totaled $52.6 million for the for the six months ended June 30, 2017. During the six months ended June 30, 2018, we (i) made repayments on our secured borrowings totaling $175.0 million primarily in connection with aircraft sales, (ii) paid $5.5 million of debt issuance costs and (iii) returned net security deposits to lessees totaling $2.1 million. These were partially offset by receipts of (i) net proceeds from secured borrowings of $49.3 million and (ii) net maintenance reserves of $36.7 million. During the six months ended June 30, 2017, we received (i) net proceeds of $147.2 million from secured borrowings, (ii) net maintenance reserves of $26.6 million and (iii) net security deposits from our lessees of $4.3 million. These were partially offset by (i) repayments on our secured borrowings totaling $99.4 million and (ii) $25.5 million used to repurchase 2,081,471 shares.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserve and lease end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease end adjustment payments that we will be required to make. For the six months ended June 30, 2018, we received $38.8 million of maintenance payments from lessees and made maintenance payment disbursements of $2.1 million.

Share Repurchases

In November 2017, our board of directors approved a $50.0 million share repurchase program expiring in December 2018. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. We did not repurchase any shares during the six months ended June 30, 2018.

Financing

We finance our business with unsecured and secured borrowings. As of June 30, 2018, we were not in default under any of our borrowings.

Unsecured Borrowings

On October 3, 2014, we sold $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). On October 16, 2017, we sold $300.0 million aggregate principal amount of unsecured 5.250% Senior Notes due 2024 (the “2024 Notes”).

The 2021 Notes and 2024 Notes are unsecured obligations and rank pari passu in right of payment with any existing and future senior indebtedness. The 2021 Notes have a maturity date of October 15, 2021 and the 2024 Notes have a maturity date of October 15, 2024.

Interest on the 2021 and 2024 Notes is payable semi-annually on April 15 and October 15 of each year.

Pursuant to the indentures governing the 2021 Notes and 2024 Notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of our company and transactions with affiliates. We are also subject to certain operating covenants, including reporting requirements. Our failure to comply with any of the covenants under the indentures governing the 2021 Notes or 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2021 Notes or 2024 Notes obtain an investment grade rating.

For more information about our unsecured borrowings, refer to "Item 5. Operating and Financial Review and Prospects" of our 2017 Annual Report.

Secured Borrowings

As of June 30, 2018, we had $1.9 billion principal amount outstanding on our secured borrowings.

We are subject to restrictive covenants under our secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of our aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

Our loan agreements include events of default that are customary for these types of secured borrowings. Our failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of our loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

For more information about our secured borrowings, refer to "Item 5. Operating and Financial Review and Prospects" of our 2017 Annual Report.

Securitization Notes

As of June 30, 2018, our subsidiary, B&B Air Funding, had $96.0 million principal amount outstanding on its aircraft lease-backed Class G-1 notes (the “Securitization Notes”), which were secured by nine aircraft. The final maturity date of the Securitization Notes is November 14, 2033. The Securitization Notes are non-recourse obligations to us.

The Securitization Notes bear interest at an adjustable interest rate equal to the current one-month LIBOR plus 0.77%. Interest expense also includes amounts payable to the provider of a financial guaranty insurance policy and the liquidity facility provider thereunder, as well as accretion on the Securitization Notes re-issued at a discount. Interest and any principal payments due are payable monthly.

All cash collected, including sale proceeds from the aircraft financed by the Securitization Notes, is applied to service the outstanding balance of the Securitization Notes, after the payment of certain expenses and other costs, including interest, interest rate swap payments, and the fees to the policy provider in accordance with those agreements.

B&B Air Funding is subject to operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, and restrictions on the modification of aircraft and capital expenditures. A breach of the covenants could result in the acceleration of the Securitization Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale.

Nord LB Facility

As of June 30, 2018, we had $121.5 million principal amount outstanding under our non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by five aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus 3.30%. The Nord LB Facility matures on November 14, 2018, and we are in discussions with the lender to extend the maturity date.

As of June 30, 2018 and December 31, 2017, the blended weighted average interest rate for the facility was 4.92% and 4.47%, respectively, excluding the amortization of debt discounts and debt issuance costs.

Under the terms of the Nord LB Facility, we apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event we sell any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by us will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

CBA Facility

As of June 30, 2018, we had $45.2 million principal amount outstanding under our debt facility with Commonwealth Bank of Australia and CommBank Europe Limited (the “CBA Facility”), which was secured by four aircraft. Fly has guaranteed all payments under the CBA Facility. These loans are cross-collateralized and contain cross-default provisions. The final maturity date of each of the four loans is October 28, 2020.

We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. If, upon the repayment of any loan, the ratio of the remaining principal amount outstanding under the CBA Facility to the aggregate appraised value of the financed aircraft is equal to or greater than 80%, we will be required to pay cash collateral in an amount sufficient to reduce this ratio to less than 80%.

Borrowings under the CBA Facility accrue interest at a fixed interest rate, ranging between 4.32% and 4.72%. The weighted average interest rate on all outstanding amounts was 4.52% and 5.53% as of June 30, 2018 and December 31, 2017, respectively, excluding the amortization of debt discounts and debt issuance costs.

The CBA Facility includes certain operating covenants, including reporting requirements. A breach of the covenants could result in the acceleration of outstanding indebtedness under the CBA Facility, and exercise of remedies available in relation to the collateral.

Term Loan

As of June 30, 2018, we had $419.0 million principal amount outstanding under our senior secured term loan (the “Term Loan”), which was secured by 30 aircraft. Fly has guaranteed all payments under the Term Loan. The final maturity date of the Term Loan is February 9, 2023.

The Term Loan bears interest at three-month LIBOR, plus a margin of 2.00%. The weighted average interest rate on all outstanding amounts was 5.16% and 4.25% as of June 30, 2018 and December 31, 2017, respectively, excluding the amortization of debt discounts and debt issuance costs.

The Term Loan can be prepaid in whole or in part at par.

The Term Loan requires us to maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers. The Term Loan also includes other customary covenants, including reporting requirements and maintenance of credit ratings.

Magellan Acquisition Limited Facility

On December 8, 2017, through a wholly-owned subsidiary, we entered into a term loan facility with a consortium of lenders (the “Magellan Acquisition Limited Facility”) providing for loans and notes with a final maturity date of December 8, 2025. As of June 30, 2018, we had $318.5 million principal amount outstanding under the Magellan Acquisition Limited Facility which was secured by nine aircraft. Fly has guaranteed all payments under this facility.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum. The weighted average interest rate on all outstanding amounts was 4.14% and 3.15% as of June 30, 2018 and December 31, 2017, respectively, excluding the amortization of debt discounts and debt issuance costs.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain an initial loan-to-value ratio of less than or equal to 75% based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers. A violation of any of these covenants could result in a default under the Magellan Acquisition Limited Facility. In addition, upon the occurrence of certain conditions including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee.

Fly Acquisition III Facility

In February 2016, we, through a wholly-owned subsidiary, Fly Acquisition III Limited, entered into a revolving $385.0 million credit facility (the “Fly Acquisition III Facility”) to finance the acquisition of eligible aircraft. The Fly Acquisition III Facility has an availability period expiring on February 26, 2019 and a maturity date of February 26, 2022. Fly has guaranteed all payments under the facility.

As of June 30, 2018, we had $131.3 million principal amount outstanding, which was secured by six aircraft.

We pay a commitment fee of 0.50% per annum on a monthly basis to each lender on the undrawn amount of our commitment until the termination of the availability period; provided that at any time from and after March 26, 2017 through the end of the availability period, the commitment fee will increase to 0.75% per annum if at least 50% of the total amount of commitments have not been drawn.

The interest rate under the facility is based on one-month LIBOR plus an applicable margin. The applicable margin is 2.00% through the expiration of the availability period and will increase to 2.50% from February 27, 2019 through February 26, 2020, and 3.00% from February 27, 2020 through the maturity date of the facility. The weighted average interest rate on all outstanding amounts was 3.67% and 3.41% as of June 30, 2018 and December 31, 2017, respectively, excluding the amortization of debt discounts and debt issuance costs.

The Fly Acquisition III Facility contains financial and operating covenants, including covenants that Fly maintain a tangible net worth of at least $325.0 million and that Fly Acquisition III maintain a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III will be required to deposit maintenance reserves and security deposits received from lessees into accounts pledged to the security trustee.

Fly Aladdin Acquisition Facility

On June 15, 2018, we, through our wholly-owned subsidiaries, entered into a term loan facility with a consortium of lenders (the “Fly Aladdin Acquisition Facility”) to finance the acquisition of 29 Airbus A320-200 aircraft on operating leases to the AirAsia Group, and one Airbus A320-200 aircraft on operating lease to a third-party airline (see "AirAsia Transactions" above). We paid aggregate arrangement and commitment fees of approximately $5.1 million to the lenders upon entering into the facility. Additional arrangement fees of approximately $4.5 million will be payable upon drawing funds thereunder.

The Fly Aladdin Acquisition Facility provides for borrowings of an aggregate of $574.5 million, including $143.6 million Series A loans with a final maturity date of June 15, 2020, and $430.9 million Series B loans with a final maturity date of June 15, 2023. We may elect, at any time prior to May 16, 2020, to extend the maturity date in respect of Series A loans having an original principal amount no greater than 40% of the original drawn amount to January 15, 2021. As of June 30, 2018, we had not made any draws under the facility. Subsequent to June 30, 2018, we drew down an aggregate of $213.4 million to partially finance the acquisition of twelve aircraft.

The interest rate on the loans is based on three-month LIBOR, plus an applicable margin of 1.50% per annum for the Series A loans, 1.80% per annum for the Series B loans, and 2.50% per annum during the extension period for any Series A loans that we elect to extend. We will make scheduled quarterly payments of principal and interest on each loan in accordance with a fixed amortization schedule.

Borrowings will be secured by the aircraft and related leases, and the shares in the aircraft owning and leasing entities. In addition, we have provided a guaranty of certain of the representations, warranties and covenants under the Fly Aladdin Acquisition Facility (including, without limitation, borrowers' special purpose covenants), as well as our obligations, upon the occurrence of certain conditions, to deposit maintenance reserves and security deposits received into pledged accounts.

The borrowers are required to maintain (i) a debt service coverage ratio of at least 1.15:1.00, (ii) an initial loan-to-value ratio equal to 72.5% and (iii) that 85% of aircraft financed under the facility are utilized by (i) being on lease, (ii) having been subject to a lease in the previous six months or (iii) being subject to a letter of intent for a re-lease or sale. The tests in (ii) and (iii) will be based on the average of the most recent half-life adjusted current market value of all aircraft financed under the facility, as determined by three independent appraisers on a semi-annual basis. Upon the occurrence of (i) a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, (ii) an event of default that is continuing under the Fly Aladdin Acquisition Facility, or (iii) a default under any mortgage, indenture or instrument under which there is issued, or which secures or evidences, any recourse indebtedness in an aggregate principal amount exceeding $50.0 million, we will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Upon the occurrence of a breach, on any payment date, of the loan-to-value ratio or the utilization test described above, and certain other events, all cash collected will be applied to repay the outstanding principal balance of the Series A and Series B loans until such breach is cured.

The Fly Aladdin Acquisition Facility contains geographic and single lessee concentration limits, which apply upon the acquisition, sale, removal or substitution of an aircraft, as well as aircraft type eligibility for any aircraft substitution. Upon the sale of an aircraft, the borrowers may substitute an Airbus A320 or A321 model aircraft on operating lease to the AirAsia Group into the Fly Aladdin Acquisition Facility subject to certain conditions. The facility also includes certain customary covenants, including reporting requirements. A violation of any of these covenants could result in a default under the Fly Aladdin Acquisition Facility.

Other Aircraft Secured Borrowings

We have entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of June 30, 2018, we had $801.0 million principal amount outstanding of other aircraft secured borrowings, which was secured by 18 aircraft. Of this amount, $452.8 million was recourse to us. The weighted average interest rate on all outstanding amounts was 4.37% and 3.83% as of June 30, 2018 and December 31, 2017, respectively, excluding the amortization of debt discounts and debt issuance costs.

These borrowings are structured as individual loans secured by pledges of our rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from September 2019 to June 2028.

Capital Expenditures

During the six months ended June 30, 2018, we purchased two aircraft for $69.3 million.

Pursuant to definitive agreements with AirAsia, we will acquire 55 Airbus narrowbody aircraft, seven engines and options to purchase an additional 20 Airbus A320neo family aircraft. As of August 23, 2018, a total of 13 Airbus A320-200 aircraft in Portfolio A have been transferred. The remaining 21 Airbus A320-200 aircraft and seven engines in Portfolio A are expected to transfer in the third quarter of 2018. See "Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations - AirAsia Transactions" above.

In addition to aircraft acquisitions, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft. As of June 30, 2018, the weighted average age of our aircraft portfolio was 6.8 years.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations. As of June 30, 2018, we had 84 lease agreements associated with our flight equipment held for operating lease, 72 of which require the payment of a fixed rent amount during the lease term, and the remaining 12 require a floating rent amount based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swap contracts will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

We have also entered into interest rate derivative contracts to partially lock in the interest rate on anticipated future borrowings associated with the AirAsia Transactions. These interest rate derivative contracts will reduce our exposure to increases in borrowing rates.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This hypothetical disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $17.2 million and would have increased or decreased our revenues by $7.1 million and $6.4 million, respectively, on an annualized basis.

The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads, and measures of volatility. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income, net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item or that do not qualify for hedge accounting treatment are recognized directly into income. As of June 30, 2018, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $2.2 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $6.5 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $6.8 million. As of June 30, 2018, the fair market value of our interest rate swap derivative assets, excluding accrued interest, was $9.2 million. A 100 basis-point increase in the interest rate would increase the fair market value of our derivative assets by approximately $34.8 million. A 100 basis-point decrease in the interest rate would reduce the fair market value of our derivative assets by approximately $36.8 million.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. We have one lease pursuant to which we receive a portion of the rent amount in Euros. In 2018, we entered into a cross currency swap contract to mitigate our exposure to foreign currency exchange fluctuations in conjunction with this lease. As of June 30, 2018, the fair value of our cross currency swap derivative asset, excluding accrued rent, was $0.9 million. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate would decrease or increase the fair value of our derivative asset by approximately $6.6 million, respectively.

As of June 30, 2018, we have one outstanding secured borrowing denominated in Euros. During the six months ended June 30, 2018, we recorded an unrealized foreign currency exchange loss of $1.2 million, resulting primarily from a decrease in value of the U.S. Dollar relative to the Euro. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate on the Euro denominated borrowing at June 30, 2018 would have resulted in a $2.0 million unrealized foreign exchange loss or gain, respectively.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us to pay such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatility in foreign exchange rates could have a material impact on our results of operations.

Item 4.	Controls and Procedures

Not applicable.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

We are not currently a party to any litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business.

Item 1A.	Risk Factors

For a discussion of our potential risks and uncertainties, see the information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 14, 2018 which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com. The information on our website or that can be accessed through our website neither constitutes a part of this interim report nor is incorporated by reference herein.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

Item 6.	Exhibits

Exhibit	Title
4.1	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Meridian Aviation Partners Limited
4.2	Securities Purchase Agreement, dated July 11, 2018, between Fly Leasing Limited and Summit Aviation Holdings LLC
4.3	Registration Rights Agreement, dated July 18, 2018, among Fly Leasing Limited and shareholders named therein
4.4	Subscription Agreement, dated July 18, 2018, among Fly Leasing Limited, AirAsia Group Berhad and AirAsia Berhad
4.5	Registration Rights Agreement, dated July 18, 2018, between Fly Leasing Limited and AirAsia Group Berhad
4.6	Fly SPA Amendment Agreement (No. 1) dated July 11, 2018, among Fly Aladdin Holdings Limited, Fly Leasing Limited, Asia Aviation Capital Limited and AirAsia Group Berhad
4.7	Fly SPA Amendment Agreement (No. 2) dated July 18, 2018, among Fly Aladdin Holdings Limited, Fly Leasing Limited, Asia Aviation Capital Limited and AirAsia Group Berhad
4.8
Servicing Agreement dated June 15, 2018, among BBAM Aviation Services Limited, BBAM US LP, Fly Aladdin Funding Limited, Fly Aladdin MaltaCo Limited and each Borrower Group Company that becomes a party thereto

10.1
Senior Secured Credit Agreement dated June 15, 2018, among Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta, the lenders party thereto, Wilmington Trust (London) Limited, as Security Trustee and BNP Paribas, as Administrative Agent

10.2	Borrower Parent Security Agreement dated June 15, 2018, between Fly Aladdin Holdings Limited, as Grantor and Wilmington Trust (London) Limited, as Security Trustee
10.3
Co-Borrower Security Agreement dated June 15, 2018, between Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta and Wilmington Trust (London) Limited, as Security Trustee

10.4	Deed of Limited Guaranty dated June 15, 2018, by Fly Leasing Limited
10.5
Amendment to Senior Secured Credit Agreement dated July 19, 2018, among Fly Aladdin Funding Limited, as Borrower, Fly Aladdin MaltaCo Limited, as Fly Malta, the lenders, Wilmington Trust (London) Limited, as Security Trustee and BNP Paribas, as Administrative Agent